                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. ___)*

                              Genomica Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   37243Q 10 1
--------------------------------------------------------------------------------
                                  CUSIP Number

         GLEN Y. SATO, ESQ.                            WITH A COPY TO:
           EXELIXIS, INC.                           BRUCE W. JENETT, ESQ.
           170 Harbor Way                    HELLER EHRMAN WHITE & MCAULIFFE LLP
            P.O. Box 511                             275 Middlefield Road
   South San Francisco, CA 94083                     Menlo Park, CA 94025
           (650) 837-7000                               (650) 324-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 19, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                              (Page 1 of 10 Pages)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 37243Q 10 1                 13D                     Page 2 of 10 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Exelixis, Inc.
     I.R.S. Identification No.:  04-3257395
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                    [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    7,176,250 shares of Common Stock(1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         N/A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    N/A
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,176,250 shares of Common Stock(1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 26.8%(2)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
________________________________________________________________________________


(1) 7,176,250 shares of Genomica Corporation ("Genomica") common stock are subject to Stockholder Tender Agreements entered into between Exelixis, Inc. ("Exelixis") and certain stockholders of Genomica, each dated as of November 19, 2001, (the "Tender Agreements") (discussed in Items 3 and 4 below), of which 1,114,587 shares are issuable upon exercise of outstanding options and warrants which are either vested or will vest within 60 days of November 19, 2001, assuming consummation of the exchange offer (discussed in Item 4 below). Exelixis expressly disclaims beneficial ownership of any of the shares of Genomica common stock covered by the Tender Agreements.

(2) Based upon 26,765,411 shares of Genomica common stock outstanding as of November 19, 2001 (as represented by Genomica in the Agreement and Plan of Merger and Reorganization, dated November 19, 2001, by and among Exelixis, Bluegreen Acquisition Sub, Inc., a newly formed Delaware corporation and wholly owned subsidiary of Exelixis and Genomica, discussed in Items 3 and 4 below), the number of shares of Genomica common stock beneficially owned by Exelixis represents approximately 26.8% of the outstanding Genomica common stock, including shares of Genomica common stock subject to options and warrants that are exercisable within 60 days of November 19, 2001.

                                                              Page 3 of 10 Pages



Item 1.     Security and Issuer.

            This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value per share ("Genomica Common Stock"), of Genomica Corporation, a Delaware corporation ("Genomica"). The address of the principal executive office of Genomica is 1715 38th Street, Boulder, Colorado 80301.

Item 2.     Identity and Background.

            (a)-(c) This Schedule is filed on behalf of Exelixis, Inc., a Delaware corporation ("Exelixis"). Exelixis is a genomics-based drug discovery company focused on the discovery and development of innovative new drugs for major human diseases. The address of the principal executive office of Exelixis is 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083.

                  Set forth on Schedule A is the name of each of Exelixis' directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers and the name, principal business and address of any corporation or other organization other than Exelixis in which such employment is conducted.

            (d)-(f) During the last five years, neither Exelixis nor, to Exelixis' knowledge, has any person named in Schedule A to this Schedule been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  Also during the last five years neither Exelixis nor, to Exelixis' knowledge, has any person named in Schedule A to this Schedule been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                  To Exelixis' knowledge each of the individuals named in Schedule A to this Schedule is a citizen of the United States, with the exception of Peter Stadler, who is a citizen of Germany.

Item 3.     Source and Amount of Funds or Other Consideration.

            As an inducement to Exelixis' entering into the Agreement and Plan of Merger and Reorganization, dated November 19, 2001, by and among Exelixis, Bluegreen Acquisition Sub, Inc., a newly formed Delaware corporation and wholly owned subsidiary of Exelixis ("Merger Sub") and Genomica (the "Agreement"), certain directors, executive officers and affiliated stockholders of Genomica (the "Stockholders") entered into Stockholder Tender Agreements (the "Tender Agreements") with Exelixis, each dated as of November 19, 2001 (discussed in
Item 4 below). Exelixis did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Tender Agreements. In addition, the Stockholders granted Exelixis an irrevocable proxy with respect to the shares of Genomica Common Stock covered by the Tender Agreements.

            References to, and descriptions of, the Offer (as defined below), the Merger (as defined below), the Agreement and the Tender Agreements as set forth herein are qualified in their entirety by reference to copies of the Agreement and the form of Tender Agreement, included as Exhibit 1 and Exhibit 2, respectively, to this Schedule, and are incorporated herein in their entirety where such references and descriptions appear.

                                                              Page 4 of 10 Pages


Item 4.     Purpose of Transaction.

            (a)-(b) Pursuant to the Agreement and subject to the conditions set forth therein, Merger Sub has commenced an exchange offer (the "Offer") to exchange shares of the common stock $0.001 par value per share, of Exelixis ("Exelixis Common Stock") for all issued and outstanding shares of Genomica Common Stock. Following the Offer, Merger Sub will merge with and into Genomica and Genomica will become a wholly owned subsidiary of Exelixis (the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into Genomica with Genomica remaining as the surviving corporation (the "Surviving Corporation").

                  As a result of the Offer and the Merger, each outstanding share of Genomica Common Stock, other than shares owned by Genomica, Exelixis and Merger Sub, and, if applicable, stockholders of Genomica properly exercising and not withdrawing appraisal rights, will be converted into the right to receive a number of shares of Exelixis Common Stock equal to the Exchange Ratio (as defined in the Agreement). Pursuant to Genomica's stock option plans, the vesting of all Genomica stock options that are not assumed in connection with a change in control (such as the consummation of the Offer) will accelerate and all options held by employees or non-employee directors of Genomica will become fully vested and exercisable immediately at the time Exelixis accepts the shares of Genomica Common Stock for payment in the Offer. All Genomica stock options that are not exercised at or before the date Exelixis accepts shares of Genomica Common Stock for payment pursuant to the Offer will terminate pursuant to the terms of the Genomica stock option plan under which the Genomica stock option was issued. Under the terms of the Agreement, upon the completion of the Offer, Exelixis will automatically assume each outstanding warrant to acquire shares of Genomica Common Stock. Each Stockholder has, by executing a Tender Agreement, agreed to tender in the Offer and to vote that portion of the 7,176,250 shares of Genomica Common Stock beneficially owned by it (with respect to each Stockholder, the "Shares"), as described in the Tender Agreement.

                  Under the Tender Agreements, each Stockholder has agreed to tender (and has agreed not to withdraw) in accordance with the terms of the Offer, the Stockholder's Shares. The Stockholders are not obligated to exercise any outstanding options to acquire Genomica Common Stock; provided that at the request of Exelixis, Stockholders will be obligated to exercise their options and warrants to purchase up to 1,114,587 shares of Genomica Common Stock in the aggregate and tender the shares issued upon exercise of such options and warrants to the extent necessary to satisfy the minimum tender condition for the Offer.

                  Under the terms of Genomica's stock option plans, Genomica has agreed to provide loans to certain Stockholders (the "Officers") on commercially reasonable terms to pay the exercise price in connection with the exercise of a limited number of options to acquire Genomica Common Stock. In addition, in the event that Exelixis requests Stockholders to exercise their options and warrants to acquire Genomica Common Stock, at the request of a Stockholder, Exelixis has committed to provide loans to that Stockholder on commercially reasonable terms to satisfy the payment of the exercise price in connection with the exercise. Further, if the Officers incur a tax obligation as a result of the exercise of options to acquire Genomica Common Stock, Exelixis has agreed to waive the Lock-Up Agreement (as described in the Agreement) solely to authorize the Officers to sell a sufficient number of Shares to enable the Officers to pay this tax obligation.

                  Under the Tender Agreements, subject to Exelixis' waiver of such obligations, each of the Stockholders has agreed to tender, or cause to be tendered, pursuant to and in accordance

                                                              Page 5 of 10 Pages


with the terms of the Offer, the Tender Shares (as defined in the Tender Agreement), and agreed that he or she would not withdraw or permit the withdrawal of the tender of the Tender Shares. Each of the Stockholders further agreed that, during the period from the date of the Tender Agreement through the Expiration Date (as defined in the Agreement), at any meeting of stockholders of Genomica, and in any action by written consent of the stockholders of Genomica, the Stockholder shall, unless otherwise directed in writing by Exelixis, vote the Subject Securities (as defined in the Tender Agreement) or cause the Subject Securities to be voted (to the extent such securities are entitled to be voted) in the Stockholder's sole capacity as a stockholder: (a) against any action or agreement that would result in a breach of any representation, warranty, covenant or obligation of Exelixis in the Agreement; (b) against any action or agreement that would cause any of the conditions to the Offer or the Merger not to be satisfied; and (c) against the following actions (other than the Offer, the Merger and the transactions contemplated by the Agreement): (i) any Acquisition Proposal (as defined in Exhibit A of the Agreement); (ii) any change in a majority of the members of the board of directors of Exelixis, other than any change contemplated by the Agreement; or (iii) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely effect the consummation of the Offer, the Merger, or any of the other transactions contemplated by the Agreement or the Tender Agreement. The Tender Agreements terminate upon the earlier to occur of
(a) the date upon which the Agreement is terminated pursuant to its terms, or
(b) the acceptance for exchange of Shares pursuant to the Offer (the "Offer Acceptance Time" as defined in the Agreement). The purpose of the Tender Agreements is to enable Exelixis and Genomica to consummate the transactions contemplated under the Agreement.

            (c)     Not applicable.

            (d) Upon the Offer Acceptance Time, Exelixis will be entitled to designate four directors of Genomica. Genomica shall take all action reasonably necessary to cause Exelixis' designees to be elected or appointed to Genomica's board of directors. Until the Merger has become effective, Genomica's board of directors will consist of at least three members who were directors of Genomica before the consummation of the Offer (the "Continuing Directors"); provided, however, that if Merger Sub purchases 85% or more of the Shares in the Offer, the number of Continuing Directors will be reduced to one. Upon consummation of the Merger, the directors of the Surviving Corporation shall be the directors of Merger Sub, and the officers of the Surviving Corporation shall be the officers of Merger Sub, until their respective successors are duly elected and qualified.

            (e)     Other than as a result of the Merger described in Item 3 and
Item 4, not applicable.

            (f)     Not applicable.

            (g) Upon consummation of the Merger, the Certificate of Incorporation of Genomica shall be amended and restated in its entirety to be the same in substance as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, until thereafter amended. The name of the Surviving Corporation will be Genomica Corporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended. In connection with the execution and delivery of the Agreement, Genomica amended its Rights Agreement, dated October 2, 2001 with Computershare Trust Company, Inc., as rights agent (the "Rights Agreement") to provide, among other things, that the

                                                              Page 6 of 10 Pages


Offer and the Merger will not result in the triggering of any rights or obligations under the Rights Agreement.

            (h) Upon consummation of the Merger, Genomica Common Stock will be delisted from the NASDAQ Stock Market.

            (i) Upon consummation of the Merger, Genomica Common Stock will become eligible for termination of registration under the Act, pursuant to
Section 12(g)(4) of the Act.

            (j) Other than described above, Exelixis currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule (although Exelixis reserves the right to develop such plans or proposals).

                    References to, and descriptions of, the Agreement and the Tender Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Agreement and the form of Tender Agreement, included as Exhibit 1 and Exhibit 2, respectively, to this Schedule, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.     Interest in Securities of the Issuer.

            (a)-(b) As a result of the Tender Agreements, Exelixis may be deemed to be the beneficial owner of 7,176,250 shares of Genomica Common Stock. Based on the number of shares of Genomica Common Stock outstanding as of November 19, 2001 (as represented by Genomica in the Agreement discussed in Items 3 and 4 and footnote 1 above), the number of shares of Genomica Common Stock indicated represent approximately 26.8% of the outstanding Genomica Common Stock, including shares of Genomica Common Stock subject to options and warrants that are vested or will vest within 60 days of November 19, 2001 assuming consummation of the Offer. Exelixis may be deemed to have the shared power to vote the Shares with respect to those matters described in Item 4(a) above. However, Exelixis (i) is not entitled to any rights as a stockholder of Genomica as to the Shares and (ii) disclaims any beneficial ownership of the shares of Genomica Common Stock which are covered by the Tender Agreements. Exelixis does not have the power to dispose of the Shares.

            (c) Except as described herein, Exelixis has not effected any transaction in Genomica Common Stock during the past 60 days and, to Exelixis' knowledge, none of the persons named in Schedule A has effected any transaction in Genomica Common Stock during the past 60 days.

            (d) To the knowledge of Exelixis, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

            (e)     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

            To the knowledge of Exelixis, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between

                                                              Page 7 of 10 Pages


and any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, other than the Agreement and the exhibits thereto, including the Tender Agreements and the Lock-Up Agreement, the Agreement Regarding Stock Option Exercise and the Partial Waiver of the Lock-Up Agreement (as discussed in Item 4).

Item 7.     Material to be filed as Exhibits.

            The following documents are filed as exhibits:

            1. Agreement and Plan of Merger and Reorganization, dated as of November 19, 2001 by and among Exelixis Inc., a Delaware corporation, Bluegreen Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Exelixis, Inc., and Genomica Corporation, a Delaware corporation.

            2. Form of Stockholder Tender Agreement, dated as of November 19, 2001, between Exelixis, Inc., a Delaware corporation, and certain stockholders of Genomica Corporation, a Delaware corporation.

                                                              Page 8 of 10 Pages



                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

Dated: November 29, 2001



                                          EXELIXIS, INC.


                                          By:  /s/ Glen Y. Sato

                                          Glen Y. Sato
                                          Chief Financial Officer and Secretary

                                                              Page 9 of 10 Pages


                                   SCHEDULE A



THE FOLLOWING IS A LIST OF THE DIRECTORS AND EXECUTIVE OFFICERS OF EXELIXIS:

                               BOARD OF DIRECTORS

Name                            Business Address                Present Principal Occupation     Citizenship
----                            ----------------                ----------------------------     -----------
Charles Cohen, Ph.D.            Meyerhofstrassel, 69117,        Chief Executive Officer of      United States
                                Heidelburg, Germany             CellZome

Jurgen Drews, M.D.              383 Madison Ave., 28th Floor,   Partner, Bear Stearns Health    United States
                                New York, NY 10179              Innoventure Fund LLC

Geoffrey Duyk, M.D., Ph.D.      170 Harbor Way, P.O. Box 511,   Chief Scientific Officer of     United States
                                South San Francisco, CA 94083   Exelixis

Jason S. Fisherman, M.D.        75 State Street,                Partner, Advent International   United States
                                Boston, MA  02109               Corporation

Jean-Francois Formela, M.D.     222 Berkeley Street, #1950,     Principal, Atlas Venture        United States
                                Boston, MA 02116

Vincent Marchesi, M.D., Ph.D.   Boyer Center for Molecular      Professor of Pathology          United States
                                Medicine at Yale University

Stelios Papadopoulos, Ph.D.     1221 Avenue of the Americas,    Investment Banker, SG Cowen     United States
                                New York, NY  10020

George A. Scangos, Ph.D.        170 Harbor Way, P.O. Box 511,   Chief Executive Officer of      United States
                                South San Francisco, CA 94083   Exelixis

Peter Stadler, Ph.D.            Artemis Pharmaceutical GmbH,    President and Chief Executive      Germany
                                Neurather Ring 1 (PZK Koln),    Officer of Artemis
                                51063 Koln (Mulheim)            Pharmaceuticals, GmbH

Lance Willsey, M.D.             1 Newbrook Circle,              Partner of DCF Capital          United States
                                Chestnet Hill MA  02167

                               EXECUTIVE OFFICERS

Name                            Business Address                Present Principal Occupation     Citizenship
----                            ----------------                ----------------------------     -----------
Christian Burks, Ph.D.          170 Harbor Way, P.O. Box 511,   Vice President and              United States
                                South San Francisco, CA 94083   Chief Informatics Officer

Geoffrey Duyk, M.D., Ph.D.      170 Harbor Way, P.O. Box 511,   Chief Scientific Officer        United States
                                South San Francisco, CA 94083

Matthew G. Kramer               170 Harbor Way, P.O. Box 511,   General Manager and Vice        United States
                                South San Francisco, CA 94083   President of Agricultural
                                                                Trait Development for
                                                                Exelixis  Plant Sciences, a
                                                                wholly owned subsidiary of
                                                                Exelixis

                                                             Page 10 of 10 Pages

Name                            Business Address                Present Principal Occupation     Citizenship
----                            ----------------                ----------------------------     -----------
Lloyd M. Kunimoto               170 Harbor Way, P.O. Box 511,   Senior Vice President of        United States
                                South San Francisco, CA 94083   Business Development

Jeffrey Latts, M.D.             170 Harbor Way, P.O. Box 511,   Senior Vice President and       United States
                                South San Francisco, CA 94083   Chief Medical Officer

Michael M. Morrissey, Ph.D.     170 Harbor Way, P.O. Box 511,   Vice President of Discovery     United States
                                South San Francisco, CA 94083   Research

Gregory Plowman, M.D., Ph.D.    170 Harbor Way, P.O. Box 511,   Vice President of               United States
                                South San Francisco, CA 94083   Pharmaceutical Research

Glen Y. Sato                    170 Harbor Way, P.O. Box 511,   Chief Financial Officer, Vice   United States
                                South San Francisco, CA 94083   President of Legal Affairs
                                                                and Secretary

George A. Scangos, Ph.D.        170 Harbor Way, P.O. Box 511,   President                       United States
                                South San Francisco, CA 94083

Pamela A. Simonton, J.D.,       170 Harbor Way, P.O. Box 511,   Vice President of Corporate     United States
L.L.M.                          South San Francisco, CA 94083   Technology Development

D. Ry Wagner, Ph.D.             170 Harbor Way, P.O. Box 511,   Vice President of Plant         United States
                                South San Francisco, CA 94083   Genetics and Biotechnology

                               INDEX TO EXHIBITS

EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
   1      Agreement and Plan of Merger and Reorganization, dated as of
          November 19, 2001 by and among Exelixis Inc., a Delaware
          corporation, Bluegreen Acquisition Sub, Inc., a Delaware
          corporation and wholly owned subsidiary of Exelixis, Inc., and Genomica Corporation, a Delaware corporation.

   2      Form of Stockholder Tender Agreement, dated as of November 19,
          2001, between Exelixis, Inc., a Delaware corporation, and certain stockholders of Genomica Corporation, a Delaware corporation.


---------------